EXHIBIT 28

CONTACT:        Laura Asman - Media Relations
		(770) 989-3023

		Margaret Carton - Investor Relations
		(770) 989-3622

FOR IMMEDIATE RELEASE

COCA-COLA ENTERPRISES INC. ANNOUNCES CHANGE TO EXISTING SHARE
REPURCHASE PROGRAM AND INCREASE IN FOURTH-QUARTER 1995 AND FULL-YEAR 1996 NONCASH EXPENSES

	ATLANTA, December 19, 1995 -- The Coca-Cola Enterprises Board of Directors today approved the use of debt in addition to free cash flow to fund transactions under the Company's existing share repurchase program. Under the August 1994 program, Coca-Cola Enterprises can repurchase up to 10 million shares of the Company's common stock in open market and privately negotiated transactions, depending on market conditions. As of December 15, 1995, share repurchase transactions under the program totaled 3.3 million shares. Repurchased shares will be available for general corporate purposes, including the funding of acquisitions and various employee benefits and compensation plans.

	"With the Ouachita acquisition as well as other potential acquisitions ahead of us, we wanted the flexibility to continue share repurchase activity even after using free cash flow for acquisitions," commented Summerfield K. Johnston, Jr., vice chairman and chief executive officer of Coca-Cola Enterprises. "We continue to believe that the repurchase of our own shares represents a high return reinvestment in our business."

	Coca-Cola Enterprises also reported that certain noncash Selling, General And Administrative Expenses are expected to increase above third-quarter 1995 levels in the fourth quarter of 1995, as well as impact results in 1996.

	The more than 60 percent increase in the Company's stock price as of the date of this press release, has resulted in increased expenses relating to existing performance-based stock compensation. The Company also expects to implement additional stock-based compensation plans in 1996. The Company believes these performance-based stock compensation plans are effective tools for maximizing results and share-owner value.

	In addition, depreciation expense will increase in the fourth quarter of 1995 and in 1996 as a result of 1995 capital spending levels which are now expected to reach approximately $500 million, almost $100 million above estimates at the beginning of 1995. The current 1995 capital spending levels reflect the opportunities identified in the Company's strategic, on-going investment in the revenue-enhancing cold drink channel of its business.

	The incremental Selling, General And Administrative Expenses are expected to reduce reported fourth-quarter 1995 results by approximately 15 cents per common share. In 1996, increases in Selling, General And Administrative Expenses are expected to reduce reported earnings by approximately 9 to 11 cents per common share. The exact impact of these expenses on 1996 results will depend in part on the Company's stock performance in 1996.

	While the incremental noncash expenses will reduce reported earnings per common share for fourth-quarter and full-year 1995, as well as for 1996, there is no impact on cash operating profit (operating income before deducting depreciation or amortization) or cash flow.

	"As we close 1995, we are confident that we can produce 8 percent to 9 percent comparable cash operating profit growth, ahead of original 1995 expectations," stated Henry A. Schimberg, president and chief operating officer of Coca-Cola Enterprises. "Our 1996 plans build on our current momentum and should translate into another year of strong operating growth and profit enhancement. We expect to increase comparable cash operating profit by at least 8 percent again in 1996," continued Mr. Schimberg.

	Coca-Cola Enterprises Inc. (NYSE: CCE) is the world's largest bottler of products of The Coca-Cola Company, distributing approximately 55 percent of The Coca-Cola Company's United States bottle and can volume. Coca-Cola Enterprises is also the sole licensed bottler for products of The Coca-Cola Company in the Netherlands.


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